Exhibit 99.1

PRESS RELEASE

Norway: TotalEnergies, Iberdrola and Norsk Havvind join
forces for offshore wind development

Stavanger, Paris and Madrid, November 3rd 2021 — TotalEnergies, Iberdrola and Norsk Havvind have joined forces to respond to the Norwegian authorities' call for tenders for the development of floating and bottom-fixed wind projects for a cumulated capacity of 4.5 GW at two offshore sites in southern Norway.

The consortium will leverage in its offer the proven technical expertise of its members in both bottom fixed and floating offshore wind, as well as its in-depth knowledge of the challenges, territories and stakeholders in Norway. Besides, on successful award, the consortium will focus on strengthening the local industrial competencies and ensuring the successful development of the Norwegian offshore wind supply chain.

"Investing in energy projects in Norway and the North Sea has been at the heart of TotalEnergies' history for several decades, especially in developing the offshore industry. As a global multi-energy company, TotalEnergies is therefore delighted to join forces with Iberdrola and Norsk Havvind to develop Norway's great offshore wind potential”. said Olivier Terneaud, VP offshore wind at TotalEnergies. “The energy transition is gathering speed and Norway, with its world-class wind resources, is a great place to invest in new energy”.

“This agreement in Norway fits with Iberdrola's strategy to consolidate its position as the world's largest renewable energy company and builds on previous transactions and investments in offshore wind carried out by the company in recent years. We see very good long-term potential for offshore wind projects in the Norwegian market and are determined to strengthen skills and the supply chain in the North Sea offshore wind industry,” said David Rowland, Offshore Wind Business Development Director at Iberdrola.

“Together with our partners Iberdrola and TotalEnergies we will work hard to develop the Norwegian offshore wind industry, reduce emissions and create new jobs for the Norwegian supply chain”, said Peder Sortland, CEO at Norsk Havvind.

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 6 gigawatts, of which 2/3 are bottom-fixed and 1/3 are floating. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus), South Korea (Bada project), Taiwan (Yunlin project), and France (Eolmed project). The Company has also been qualified to participate in competitive tenders in the US, UK, France, Denmark and Norway.

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of September 2021, TotalEnergies' gross renewable electricity generation capacity is 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies    TotalEnergies     TotalEnergies    TotalEnergies

About Iberdrola

Iberdrola is one of the world's biggest energy companies, a leader in renewables, which is spearheading the energy transition to a low carbon economy. The group supplies energy to almost 100 million people in dozens of countries. It carries out renewables, networks and commercial activities in Europe (Spain, the United Kingdom, Portugal, France, Germany, Italy and Greece), the United States, Brazil, Mexico and Australia, and, as growth platforms, it is present in markets such as Japan, Ireland, Sweden and Poland, among others.

With a workforce of more than 37,000 and assets in excess of €122.5 billion, in 2020, it achieved a turnover of €33 billion and a net profit of over €3.6 billion. The company contributes to sustain 400,000 jobs along its supply chain, with annual procurement of €14 billion. A benchmark in the fight against climate change, it has allocated more than €120 billion over the last two decades to building a sustainable energy model, based on sound environmental, social and governance (ESG) principles.

About Norsk Havvind

Norsk Havvind is a newly formed independent project developer for offshore wind. The company is majority owned by Valinor. Valinor, through its subsidiary Norsk Vind, has been the leading private developer of onshore wind parks in Norway. Valinor has also invested in early-stage investments in cutting-edge technology companies to enable solutions for tomorrow. The now listed Zaptec AS is one example.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

For more information, please call

●	CEO Norsk Havvind AS Peder Sortland, + 47 902 81 801, peso@norskhavvind.com and/or

●	TotalEnergies Corporate Affairs & Communications Director Henning Eide, +47 918 66 728, henning.eide@totalenergies.com

●	Iberdrola Communications, Eduardo González +34 638 146 175 egonzalezf@iberdrola.es

https://www.iberdrola.com/about-us

https://norskhavvind.no/en/about-us/

https://www.scottishpower.co.uk/about-us

https://valinor.no/en/about-us/

https://www.vindenergi.no/en/home

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.